Filed by Eureka Financial Corp. pursuant to
Rule 425 under the Securities Act of 1933 and deemed
filed pursuant to Rule 14a-12 of the Securities Exchange Act of 1934
Subject Company: Eureka Financial Corp.
Commission File No. 000-54238

For Immediate Release

Contact:    Edward F. Seserko, President and CEO
       (412) 681-8400

Eureka Financial Corp.
to Commence Second-Step Conversion and Stock Offering

January 12, 2011, Pittsburgh, PA– Eureka Financial Corp. (the “Company”) (OTCBB: EKFC), holding company for Eureka Bank, announced today that the Company has received conditional approval from the Office of Thrift Supervision to reorganize from the two-tier mutual holding company structure to the stock holding company structure and to commence a “second-step” stock offering of shares of common stock by the proposed new holding company for Eureka Bank.  The Company also announced that the registration statement relating to the sale of common stock by the new holding company for Eureka Bank – a newly formed Maryland corporation also named Eureka Financial Corp. – has been declared effective by the Securities and Exchange Commission.

New Eureka Financial Corp. is offering for sale between 680,000 and 920,000 shares of common stock at a purchase price of $10.00 per share.  New Eureka Financial Corp. may increase the number of shares that it sells in the offering, without notice to persons who have subscribed for shares, by up to 15%, to 1,058,000 shares, as a result of market demand, regulatory considerations or changes in financial markets. The shares of common stock to be offered by new Eureka Financial Corp. represent the approximately 57.9.% of Eureka Financial Corp.’s common stock that is currently owned by Eureka Bancorp, MHC.

The shares will be offered  in a subscription offering first to depositors of Eureka Bank with a qualifying deposit as of June 30, 2009, second to the Bank’s tax-qualified employee benefit plans, third to depositors of Eureka Bank with a qualifying deposit as of December 31, 2010 and finally to depositors of Eureka Bank as of December 31, 2010.  Concurrently with the subscription offering, new Eureka Financial Corp. is offering any shares of common stock that are not subscribed for in the subscription offering to members of the general public in a community offering, with preference given first to persons residing in Allegheny County, Pennsylvania, and then to shareholders of the Company as of December 27, 2010.

Eureka Bank will establish a Stock Information Center, which will open on January 20, 2011.  Offering materials are available by contacting the Stock Information Center at (412) 688-8329.  Hours of operation will be Monday through Friday, from 10:00 a.m. to 4:00 p.m., Eastern time.  The Stock Information Center will be closed on weekends and bank holidays  The subscription and community offerings are currently scheduled to expire at 4:00 p.m., Eastern time, on Monday, February 14, 2011.

At the conclusion of the conversion and offering, shareholders of Eureka Financial Corp. other than Eureka Bancorp, MHC will receive shares of common stock of new Eureka Financial Corp. based on an “exchange ratio” designed to preserve their aggregate percentage ownership interest.  The exchange ratio will depend on the number of shares sold in the offering and will range from 0.9312 shares to 1.2599 shares, subject to a 15% increase to 1.4488 shares, based on the independent appraisal.  At the conclusion of the conversion and offering, new Eureka Financial Corp. will be 100% owned by public shareholders.

The second-step conversion must be approved by a majority of the votes eligible to be cast by members of Eureka Bancorp, MHC at a special meeting of members, to be held on February 22, 2011.  The depositors of Eureka Bank are the members of Eureka Bancorp, MHC.  Members of Eureka Bancorp, MHC as of the close of business on December 31, 2010 will be entitled to vote at the special meeting.  Offering and proxy materials will be mailed to members of Eureka Bancorp, MHC on or about January 19, 2011.

Holders of at least two thirds of the outstanding shares of common stock of the Company and the holders of the majority of the outstanding shares of the common stock of the Company other than the shares held by Eureka Bancorp, MHC as of December 27, 2010 must also approve the second-step conversion at an annual meeting of shareholders, also to be held on February 22, 2011.  Proxy materials will be mailed to shareholders of the Company on or about January 19, 2011.

Completion of the conversion and offering is subject to, among other things, the receipt of final regulatory approvals.

Sandler O’Neill & Partners, L.P. is assisting new Eureka Financial Corp. in selling its common stock in the subscription and community offerings on a best efforts basis.

Eureka Financial Corp. is the holding company for Eureka Bank, a federal savings bank headquartered in Pittsburgh, Pennsylvania.  Eureka Bank operates two full-service banking offices in the Oakland and Shaler sections of Pittsburgh, Pennsylvania.

This press release contains certain forward-looking statements about the conversion and offering.  Forward-looking statements include statements regarding anticipated future events and can be identified by the fact that they do not relate strictly to historical or current facts.  They often include words such as “believe,” “expect,” “anticipate,” “estimate,” and “intend” or future or conditional verbs such as “will,” “would,” “should,” “could,” or “may.”  Forward-looking statements, by their nature, are subject to risks and uncertainties.  Certain factors that could cause actual results to differ materially from expected results include delays in consummation of the conversion and offering, difficulties in selling the common stock or in selling the common stock within the expected time frame, increased competitive pressures, changes in the interest rate environment, general economic conditions or conditions within the securities markets, and legislative and regulatory changes that could adversely affect the business in which Eureka Financial Corp. and Eureka Bank are engaged.

A registration statement relating to these securities has been filed with the United States Securities and Exchange Commission. This press release is neither an offer to sell nor a solicitation of an offer to buy common stock. The offer will be made only by means of the written prospectus forming part of the registration statement (and, in the case of the subscription and community offerings, an accompanying stock order form).

New Eureka Financial Corp. has filed a proxy statement/prospectus concerning the conversion with the Securities and Exchange Commission.  Shareholders of Eureka Financial Corp. are urged to read the proxy statement/prospectus because it contains important information.  Investors are able to obtain all documents filed with the SEC by new Eureka Financial Corp. free of charge at the SEC’s website, www.sec.gov.  In addition, documents filed with the SEC by new Eureka Financial Corp. are available free of charge from the Corporate Secretary of Eureka Financial Corp. at 3455 Forbes Avenue, Pittsburgh, Pennsylvania 15213, telephone (412) 681-8400.  The directors, executive officers, and certain other members of management and employees of Eureka Financial Corp. are participants in the solicitation of proxies in favor of the conversion from the shareholders of Eureka Financial Corp.  Information about the directors and executive officers of Eureka Financial Corp. is included in the proxy statement/prospectus filed with the SEC.

The shares of common stock of new Eureka Financial Corp. are not savings accounts or savings deposits, may lose value and are not insured by the Federal Deposit Insurance Corporation or any other government agency.